

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2024

Gary Strahan
Chief Executive Officer
MultiSensor AI Holdings, Inc.
2105 West Cardinal Drive
Beaumont, Texas 77705

      Re: MultiSensor AI Holdings, Inc.
          Registration Statement on Form S-1
          Filed June 7, 2024
          File No. 333-280016

Dear Gary Strahan:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Robert Augustin at 202-551-8483 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Industrial Applications and Services